UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the third quarter ended September 30, 2003

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

DOREL INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2003

CONTENTS

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Retained Earnings

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

Management Discussion and Analysis

Signatures

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

As at September 30, 2003 (unaudited)	As at December 30, 2002 (audited)	As at September 30, 2002 (unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,364	54,450	21,231
Funds held by ceding insurer	6,775	11,298	-
Accounts receivable	202,154	98,267	118,644
Inventories	188,890	142,157	156,093
Prepaid expenses	12,635	10,465	10,691
Future income taxes	11,280	11,114	9,332

	436,098	327,751	315,991

CAPITAL ASSETS	134,855	95,374	94,968
GOODWILL	398,803	155,669	153,274
DEFERRED CHARGES	14,839	14,111	12,535
INTANGIBLE ASSETS	5,483	5,818	4,239
FUTURE INCOME TAXES	-	-	383
OTHER ASSETS	12,066	11,400	7,923

1,002,144	610,123	589,313

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	1,543	8,346	8,516
Accounts payable and accrued liabilities	209,362	131,805	107,193
Income taxes payable	6,121	11,721	14,740
Current portion of long-term debt	7,794	2,061	2,126

224,820	153,933	132,575

LONG-TERM DEBT	309,941	83,301	103,270

PENSION OBLIGATION	13,666	13,213	13,074

FUTURE INCOME TAXES	6,428	5,670	1,975

OTHER LONG-TERM LIABILITIES	8,799	-	-

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	146,295	138,446	138,386
RETAINED EARNINGS	266,832	212,660	198,167
CUMULATIVE TRANSLATION ADJUSTMENT	25,363	2,900	1,866

438,490	354,006	338,420

1,002,144	610,123	589,313

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

Third quarter ended		Nine months ended
September 30, 2003 (unaudited)	September 30, 2002 (unaudited)	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)

SALES	298,464	256,110	840,089	751,085

EXPENSES
Cost of sales	223,629	196,637	614,498	576,226
Operating	36,457	26,324	111,169	77,798
Amortization	7,459	6,119	21,761	18,143
Research and development costs	2,872	1,503	6,754	4,174
Interest on long-term debt	4,159	2,492	11,472	7,960
Other interest	238	212	498	340

274,814	233,287	766,152	684,641

Income before income taxes	23,650	22,823	73,937	66,444

Income taxes	4,883	6,478	19,660	19,475

NET INCOME	18,767	16,345	54,277	46,969

EARNINGS PER SHARE:
Basic	0.59	0.52	1.72	1.58

Diluted	0.58	0.51	1.68	1.55

SHARES OUTSTANDING
Basic – weighted average	31,743,931	31,297,083	31,636,085	29,696,628

Diluted – weighted average	32,367,940	32,018,905	32,329,837	30,335,366

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Nine months ended
September 30, 2003 (unaudited)	September 30, 2002 (unaudited)

BALANCE, BEGINNING OF PERIOD	212,660	153,223

Net income	54,277	46,969

Premium paid on repurchase of shares	(105)	(37)

Share issue expenses (net of income taxes - $1,064)	-	(1,988)

BALANCE, END OF PERIOD	266,832	198,167

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third quarter ended		Nine months ended
CASH PROVIDED BY:	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)	September 30, 2003 (unaudited)	September 30, 2002 (unaudited)

OPERATING ACTIVITIES
Net income from continuing operations:	18,767	16,345	54,277	46,969
Adjustments for:
Amortization	7,459	6,119	21,761	18,143
Deferred income taxes	262	(79)	240	1,679
Funds held by ceding insurer	5,472	-	4,523	-
Gain on disposal of capital assets	11	(176)	(453)	(203)

31,971	22,209	80,348	66,588

Changes in non-cash working capital:
Accounts receivable	(13,308)	248	(4,276)	(23,340)
Inventories	3,526	2,560	(6,289)	(2,039)
Prepaid expenses and other assets	286	(702)	(1,078)	977
Accounts payable and accrued liabilities	11,648	(8,802)	8,808	1,383
Income taxes payable	165	6,487	(9,129)	19,822

2,317	(209)	(11,964	(3,197)

CASH PROVIDED BY OPERATING ACTIVITIES	34,288	22,000	68,384	63,391

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	13,212	(5,015)	25,386	(122,574)
Repayment of balance of sale	-	-	(27,759)	-
Issuance of capital stock	359	385	7,784	75,370
Share issue expenses	-	(12)	-	(1,988)
Repurchase of capital stock	-	(44)	(129)	(44)
Decrease in bank indebtedness	(4,042)	(1,703)	(11,572)	(401)

CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES	9,529	(6,388)	(6,200)	(49,637)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	(39,721)	-	(286,919)	-
Cash on hand	-	-	7,207	-

	(39,721)	-	(279,712)	-
Financed by long-term debt	27,000	-	200,000	-
Balance of sale and other amounts payable	2,216	-	31,611	-

	(10,505)	-	(48,101)	-
Re-acquisition of accounts receivable	(27,750)	-	(27,750)	-
Additions to capital assets – net	(9,482)	(2,354)	(19,328)	(9,942)
Deferred charges	(1,251)	(2,039)	(5,496)	(3,160)
Intangible assets	(561)	77	(806)	(606)

CASH USED IN INVESTING ACTIVITIES	(49,549)	(4,316)	(101,481)	(13,708)

Effect of exchange rate changes on cash	280	(827)	(789)	2,545

NET INCREASE (DECREASE) IN CASH	(5,452)	10,468	(40,086)	2,591

Cash, beginning of period	19,816	10,763	54,450	19,640

CASH, END OF PERIOD	14,364	21,231	14,364	21,231

See accompanying notes.

Notes to the Consolidated Financial Statements

As at September 30, 2003

All figures in thousands of US$, except share amounts (Unaudited)

1. Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the Company’s principal Canadian operations as detailed below. These consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2002.

Change in Accounting Principles

Change in Functional Currency of the Company’s Principal Canadian Operations

Effective, January 1, 2003, the Company’s principal Canadian operations have changed their functional currency to the U.S. dollar from the Canadian dollar. This change was made as result of the increasing proportion of operating, financing and investing transactions within the Canadian operations that are denominated in U.S. dollars. As a result of this change all of the monetary assets and liabilities of the Company’s non-European operations denominated in currencies other than the U.S. dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the approximate rate of exchange in effect on the date of the transaction. Foreign exchange gains and losses are included in the determination of net earnings. The Company’s European operations will continue to maintain the Euro as their functional currency.

Prior to January 1, 2003, the Company’s Canadian operations’ functional currency was the Canadian dollar. However effective January 1, 2000, the Company had adopted the U.S. dollar as its reporting currency for its consolidated results. Accordingly, the Canadian operations’ financial statements from January 1, 2000 to December 30, 2002 have been translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of the financial statements were included in the cumulative translation adjustment in shareholders’ equity. As a result of the change in the functional currency to U.S. dollars adopted in 2003, the components of the cumulative translation account pertaining to the Canadian operations will not change.

Stock Based Compensation

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3870, “Stock-Based Compensation and other Stock-Based Payments”. This new section is similar to existing U.S. GAAP requirements covered by the United States Financial Accounting Standards Board standard SFAS No. 123 and by the guidelines of Accounting Principles Board Opinion No. 25 in that it establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Currently under various plans the Company may grant, at the discretion of the board of directors, stock options on the Company’s Class "B" Subordinate Voting Shares to members of the board, senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Section 3870 encourages companies to apply the fair value based method of accounting to all employee stock-based compensation plans, but requires them to do so only for specific types of stock-based payments, of which the Company has none.

Therefore, the Company has elected not to record any related compensation expense in the Company’s results of operations. Had the Company elected to recognize compensation costs based on the fair value at the date of grant consistent with the provisions of the guidelines, the Company’s net income and earnings per share for the nine months and quarter ending September 30, 2003 would have been reduced by $906 or $0.03 per share and $412 or $0.01 per share respectively. For the nine months and quarter ending September 30, 2002 net income would have been reduced by $756 or $0.02 per share and $252 or $0.01 per share respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired of subsidiary companies. Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Section 3062, “Goodwill and Other Intangible Assets”. The new rules require that goodwill with an indefinite life will no longer be amortized to income. Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit’s net assets including goodwill, thus indicating impairment. Any impairment is then recorded as a separate charge against income and a reduction of the carrying value of goodwill. As of the last impairment test date in October 2002, an impairment adjustment in the carrying value of goodwill was not required.

Segmented Information

Effective January 1, 2003, the Company has changed the way in which it reports its operating segments. The Ready-to-Assemble and Home Furnishing segments as previously reported are now combined into one segment that is referred to as Home Furnishings. The operating units within these two segments have become increasingly integrated in the way they are operated and in the way they are reported internally. This change is in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which considers the similar nature of the customers, products, production processes and distribution channels employed by the business units that make up these two segments.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the 2003 financial statement presentation.

2. Business Acquisitions

On February 14, 2003, the Company acquired all the outstanding common shares of Ampa Development SAS (Ampafrance) a developer, manufacturer, marketer and distributor of juvenile products including strollers, car seats and other juvenile products for a total consideration of $247.2 million, including all related acquisition costs. The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand. In addition, a balance of sale of $27.8 million was incurred and subsequently paid in the month of September.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 7,207
Accounts receivable	56,081
Inventories	29,396
Capital assets	25,540
Other assets	979
Goodwill	198,130

317,333

Liabilities
Accounts payable and other current liabilities	64,203
Long-term debt and other long-term liabilities	5,932

70,135

$ 247,198

Allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the acquisition, the Company has performed only a preliminary evaluation of Ampafrance’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values.

On September 5, 2003, the Company acquired all the outstanding common shares of Carina Furniture Industries Ltd., a developer, manufacturer, marketer and distributor of ready-to-assemble (RTA) furniture for a total consideration of $39.9 million, including all related acquisition costs. The majority of the acquisition cost was financed through long-term debt with a remaining balance of sale of $2.2 million which is included in the Company's long-term liabilities.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following:

Assets
Accounts receivable	$ 10,003
Inventories	7,475
Capital assets	6,607
Other assets	1,293
Goodwill	26,872

52,250

Liabilities
Accounts payable and other current liabilities	8,371
Future income taxes	460
Bank indebtedness	1,824
Long-term debt and other long-term liabilities	1,732

12,387

$ 39,863

Allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition.  Given the timing of the acquisition, the Company has performed only a preliminary evaluation of Carina’s assets and liabilities.

The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there may be changes to the assigned values above.

3. Sale of Accounts Receivable

In June 2001, the Company had entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount.  Under this agreement, the Company had acted as the servicer of the receivable and was permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts were collected on previously sold receivables.  On July 14, 2003 the Company elected not to renew this agreement and as such accounts receivable as of September 30, 2003 does not include any amounts pertaining to this agreement. Conversely, in the comparative figures as of both September 30 and  December 30, 2002, the Company had sold $30.0 million of accounts receivable and had excluded these amounts from the accounts receivable balance.

4. Earnings per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

Third Quarter Ended September 30		Nine Months Ended September 30
2003	2002	2003	2002

Weighted daily average number of Class A Multiple and Class B Subordinate Voting Shares	31,743,931	31,297,083	31,636,085	29,696,628

Dilutive effect of stock options and share purchase warrants	624,009	721,822	693,751	638,737

Weighted average number of diluted shares	32,367,940	32,018,905	32,329,836	30,335,365

Number of anti-dilutive stock options excluded from fully diluted earnings per share calculation	136,000	100,000	-	100,000

5. Long-term debt

September 30, 2003	December 30, 2002	September 30, 2002

Series “A” Senior Guaranteed Notes
Bearing interest at 6.80% per annum with principle repayments commencing in 2004 as follows:

5 annual installments of $1,000 ending in July 2008
1 installment of $8,500 in July 2009
2 annual installments of $10,000 ending in July 2011
1 final installment of $16,500 ending in July 2012	$ 50,000	$ 50,000	$ 50,000

Bearing interest at 5.09% per annum with principal repayment due on February 11, 2008	55,000	-	-

Series “B” Senior Guaranteed Notes
Bearing interest at 5.63% per annum with principal repayment due on February 10, 2010	55,000	-	-

Term Notes
Bearing interest at 7.50% per annum with principal repayments as follows:

5 annual installments of $4,800 ending April 2008	24,000	25,500	25,500

Bearing interest at 7.63% per annum with principal repayments as follows:

5 annul installments of $1,600 ending in June 2008	8,000	8,500	8,500

Revolving Bank Loans
Bearing interest at various rates per annum, averaging 2.85% (2002 – 3.83%) based on LIBOR or U.S. bank rates, total availability $250,000 (2002 - $275,000)	124,000	-	20,000

Other	1,735	1,362	1,396

	317,735	85,362	105,396

Current portion	7,794	2,061	2,126

$ 309,941	$ 83,301	$ 103,270

The aggregate repayments in subsequent years of existing long-term debt will be:

Fiscal Year Ending
2004	7,794
2005	8,226
2006	7,400
2007	7,400
2008	62,400

6. Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

As at September 30, 2003		As at December 30, 2002		As at September 30, 2002
Number	Amount	Number	Amount	Number	Amount

Class A Multiple Voting Shares

Balance, beginning of period	4,909,460	$ 2,156	4,940,360	$ 2,168	4,940,360	$ 2,168

Converted from Class A to Class B	(29,100)	(13)	(30,900)	(12)	(30,900)	(12)

Balance, end of period	4,880,360	2,143	4,909,460	2,156	4,909,460	2,156

Class B Subordinate Voting Shares

Balance, beginning of period	26,396,232	136,290	23,230,132	60,855	23,230,132	60,855

Converted from Class A to Class B	29,100	13	30,900	12	30,900	12

Issuance of capital stock (1)	200,000	3,974	2,929,200	72,435	2,929,200	72,435

Issued under stock option plan	263,500	3,901	216,000	3,037	210,000	2,935

Repurchase of capital stock	(5,000)	(26)	(10,000)	(49)	(2,000)	(7)

Balance, end of period	26,883,832	144,151	26,396,232	136,290	26,398,232	136,230

TOTAL CAPITAL STOCK	$ 146,295	$ 138,446	$ 138,386

(1) On January 20 Hasbro, Inc. exercised 200,000 warrants for total proceeds of $3,974.  This was under an agreement as outlined in Note 15 of Dorel’s Financial Statements for the year ended December 30, 2002.

7. Segmented Information

Industry Segments

	Total		Juvenile		Home Furnishings
For the nine-month period ended September 30, 2003	2003	2002	2003	2002	2003	2002

(In Thousands of US Dollars)

Sales	$ 840,089	$ 751,085	$ 499,095	$ 421,178	$ 340,994	$ 329,907
Cost of sales	614,498	576,226	347,924	319,878	266,574	256,348
Operating expenses	101,331	70,558	79,156	50,078	22,175	20,480
Research and development	6,754	4,174	5,459	2,972	1,295	1,202
Amortization	20,903	17,191	16,457	11,837	4,446	5,354

Earnings from operations	96,603	82,936	$ 50,099	$ 36,413	$ 46,504	$ 46,523

Interest	11,970	8,300
Corporate expenses	10,696	8,192
Income taxes	19,660	19,475

Net income	$ 54,277	$ 46,969

For the three-month period ended

September 30, 2003

(In Thousands of US Dollars)

Sales	$ 298,464	$ 256,110	$ 165,235	$ 142,463	$ 133,229	$ 113,647
Cost of sales	223,629	196,637	117,061	109,350	105,568	87,287
Operating expenses	33,950	23,328	26,231	15,832	7,719	7,496
Research and development	2,872	1,503	2,375	1,083	497	420
Amortization	7,293	5,777	5,934	3,845	1,359	1,932

Earnings from operations	30,720	28,865	$ 13,634	$ 12,353	$ 17,086	$ 16,512

Interest	4,397	2,704
Corporate expenses	2,673	3,338
Income taxes	4,883	6,478

Net income	$ 18,767	$ 16,345

The continuity of goodwill by business segment is as follows:

Total	Juvenile	Home Furnishings

Balance, beginning of year	$ 155,669	$ 151,624	$ 151,247	$ 147,202	$ 4,422	$ 4,422

Additions	225,002	-	198,130	-	26,872	-
Foreign exchange	18,132	4,045	18,132	4,045	-	-

Balance, end of period	$ 398,803	$ 155,669	$ 367,509	$ 151,247	$ 31,294	$ 4,422

Geographic Segments – Sales Origin

For the nine-month period ended September 30				For the three-month period ended September 30
2003		2002		2003		2002
$	%	$	%	$	%	$	%

Canada	119,567	14.2%	114,790	15.3%	46,355	15.5%	41,152	16.1%
United States	484,215	57.6%	546,315	72.7%	167,729	56.2%	182,765	71.4%
Europe	196,022	23.3%	62,937	8.4%	66,485	22.3%	19,278	7.5%
Other foreign countries	40,285	4.8%	27,043	3.6%	17,895	6.0%	12,915	5.0%

Total	840,089	100.0%	751,085	100.0%	298,464	100.0%	256,110	100.0%

Dorel Industries Inc.

Management’s Discussion and Analysis

For the nine months ended September 30, 2003

(All figures in US dollars)

Management’s Discussion and Analysis of Financial Position and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2003 and the audited consolidated financial statements and MD & A for the year ended December 30, 2002.

Note that there have been no significant changes with regards to “Corporate Objectives, Core Businesses and Strategies”, “Risks” and “Critical Accounting Policies and Estimates” to those outlined in the annual MD & A contained in the Company’s 2002 Annual Report. As such, they are not repeated herein.

BUSINESS ACQUISITIONS IN 2003

During the first quarter of 2003 Dorel acquired juvenile products manufacturer Ampafrance Development SAS (Ampa) of Cholet, France with manufacturing facilities in France, Italy and Portugal. Founded in 1875, Ampa was a privately-held organization known in Europe through its major brands: Bébé Confort, Babidéal, MonBébé and Baby Relax. Ampa is a leading force in the French market with long established distribution channels through independent retailers and mass merchants. Products, in all price categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories. The total cost of the acquisition was US$247.2 million, excluding cash on hand and including all related acquisition costs. Accordingly the results of the Company for the nine months ended September 30, 2003 include approximately eight months of Ampa results.

In September of 2003, Dorel acquired Carina Furniture Industries Ltd., a ready-to-assemble (RTA) furniture manufacturer located in Toronto, Ontario, which markets its products under the Carina and SystemBuild brand names. Over the past two years Carina has been the fastest growing RTA furniture manufacturer in North America experiencing a 40% increase in revenue to reach US$60 million for its last fiscal year ended July 31, 2003. The addition of Carina makes Dorel the number two RTA furniture producer in North America and will allow Dorel to strengthen retail sectors where it has not had a solid share of the market. The total cost of the acquisition was US$39.9 million including all related acquisition costs. Accordingly the results of the Company for the nine months ended September 30, 2003 include approximately one month of Carina results.

RESULTS OF OPERATIONS

Overview

Dorel reported improvements in sales and earnings for the quarter and the nine month period ended September 30, 2003. Earnings for the period rose 14.8% to $18.8 million from last year’s third quarter earnings of $16.3 million. Sales increased 16.5% to $298.5 million, up from $256.1 million a year ago. For the nine-months of 2003, earnings gained 15.6% to reach $54.3 million from $47.0 million, while sales increased 11.9% to US$840.1 million from $751.1 million in the first nine months of 2002.

With the Ampa acquisition in Europe, Dorel’s sales are less dependant on the North American retailers and the economy in general.  As such, Dorel’s divisions in Europe continued to compensate for the continuing soft U.S. retail environment that affected sales. While North America continues to account for the vast majority of Dorel’s sales, a stronger presence in Europe provides sizeable growth potential. Sales in Europe have accounted for over 23% of overall sales in the year so far compared to under 9% in 2002.

Segments

The segmented results of the Company are presented in Note 7 to the interim financial statements. In percentage terms, results for the third quarter and first nine months were as follows:

Segmented Results as a Percentage of Sales

Third Quarter Ended September	Nine Months Ended September

Juvenile	2003	2002	2003	2002

Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	70.8%	76.8%	69.7%	75.9%

Gross Profit	29.2%	23.2%	30.3%	24.1%
Operating Expenses	15.9%	11.1%	15.9%	11.9%
Research and Development	1.4%	0.7%	1.1%	0.8%
Amortization	3.6%	2.7%	3.3%	2.8%

Earnings from Operations	8.3%	8.7%	10.0%	8.6%

Home Furnishings
Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	80.0%	76.8%	78.2%	77.7%

Gross Profit	20.0%	23.2%	21.8%	22.3%
Operating Expenses	5.8%	6.6%	6.5%	6.2%
Research and Development	0.4%	0.3%	0.4%	0.4%
Amortization	1.0%	1.7%	1.3%	1.6%

Earnings from Operations	12.8%	14.6%	13.6%	14.1%

Juvenile

Juvenile sales were up 16.0% to $165.2 million during the third quarter compared to $142.5 million during the corresponding period a year ago. Earnings from operations for the third quarter rose 10.4% to $13.6 million from $12.4 million last year. For the first nine months of 2003, sales were up 18.5% to $499.1 million. Earnings from operations rose 37.6% to $50.1 million from $36.4 million last year. Note that Ampa’s results are included in Dorel’s figures since the date of acquisition in February 2003.

While the segment posted double digit year-over-year growth, third quarter sales in the United States were down from last year’s levels. Nonetheless, new product roll-outs are beginning to influence sales and should have a greater impact during the fourth quarter and through 2004. In Europe, August sales, normally slow because of the traditional summer holiday period, were further significantly impacted by the widely reported heat experienced throughout the continent. While Ampa was affected by this situation, it continued to contribute strong numbers to the Juvenile segment through most of the third quarter.

Compared to the prior year, gross margins improved by 600 basis points in the quarter and 620 year-to-date. All of the segment’s operating units contributed to this increase. While Ampa’s higher margins accounted for approximately 360 basis points of the quarter over quarter improvement and 220 basis points of the year-to-date improvement, the remainder of the increase was generated by the other existing businesses. In North America, DJG USA improved as a result of lower material costs, improvements in distribution costs and less customer deductions. In addition, the stronger Canadian dollar helped boost the margins of the Canadian juvenile operations to their highest levels in years. At DJG Europe, the improved supply chain and raw material cost reductions have improved margins by 260 basis points year-to-date, though for the quarter margins were down slightly over last year.

Operating costs in dollar terms and as a percentage of sales were higher both for the quarter and for the nine months ended September 30th. In dollar terms, the majority of the increase comes from the inclusion of Ampa in 2003. Excluding the additional costs of Ampa, operating costs are lower than the prior year with the exception of product liability costs in North America. These costs, while tracking on plan, were running higher than the prior year at the same time. At DJG Europe, operating costs were essentially flat. However, the difference in the exchange rate in 2003 versus 2002 added $2 million to the year-to-date figures and $0.4 million in the quarter. For the segment as a whole, if all of the above factors are considered, operating costs as a percentage of sales were 13.4% for the quarter and 13.3% year-to-date, slightly higher than the previous year. These increases are in line given the lower sales levels of the existing businesses in 2003.

The increase in amortization in 2003 is due to the inclusion of Ampa in 2003, but also due to higher amortization of product development costs at DJG Europe as a higher number of new products are being successfully developed and introduced in the current year.  Higher research and development costs are due exclusively to the inclusion of the Ampa figures in 2003.

Home Furnishings

During the third quarter, sales increased 17.2% to $133.2 million versus $113.6 million a year ago. Earnings from operations were up 3.5% to $17.1 million from last year’s $16.5 million. For the nine months, sales were up 3.4% at $341.0 million from $329.9 million, while earnings from operations were flat at $46.5 million. For the quarter, sales increased at all three Home Furnishings business units. Carina, acquired in September 2003 contributed $4.9 million of the increase. Margins remained relatively constant at Dorel Asia and Cosco Home and Office but were down at the RTA division. The decrease was due to aggressive sales efforts and pricing which increased sales but had the effect of lowering margins. In addition, as two of RTA’s five factories (excluding Carina) are located in Canada and serve the United States, the strong Canadian dollar had a negative affect on the segment.

There were no significant variations in operating costs, amortization or research and development over the prior year.

Other Expenses

For the quarter and year-to-date, interest in 2003 was higher compared to 2002. This was due to the higher debt levels as a result of the Ampa and Carina acquisitions. Corporate expenses were higher than the prior year and reflect increases in various administrative costs. For the quarter, the income tax rate decreased to 20.6% in 2003 versus 28.4% in 2002. Year-to-date, tax rates have decreased from 29.3% to 26.6%. The fact that Dorel operates in many different tax jurisdictions can cause great variations in tax rates from quarter to quarter. In addition in the third quarter a U.S. subsidiary benefited from research and development tax credits which reduced the overall effective tax rate. As stated previously, going forward the Company expects the tax rate to be between 26% and 28% for the 2003 fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the third quarter of 2003, cash flow from operating activities before changes in non-cash working capital was $32.0 million, as compared to $22.2 million in 2002. After funding non-cash working capital, operating activities provided $34.3 million in 2003 compared to $22.0 million in 2002. The most significant changes over the prior year were an improvement of $20.4 from the timing of accounts payable disbursements, but this was offset by a $13.5 million difference in accounts receivable.

During the first nine months of 2003, cash flow from operating activities before changes in non-cash working capital was $80.3 million, as compared to $66.6 million in 2002. After funding non-cash working capital, operating activities provided $68.4 million in 2003 versus $63.4 million in 2002. The most significant variations from the prior year were a $19.0 million dollar increase from the collection of accounts receivable which was offset by a $29.0 million difference in income taxes.

There were two major items in investing activities in the third quarter of 2003. One was the $27.8 million re-acquisition of accounts receivable that were previously securitized with a third party. This transaction had the impact of increasing borrowings by this amount. In addition, Carina was acquired for a total cost of $39.7 million, of which $27.0 million was financed by long term debt and $2.2 million is owing as a balance of sale.

During the first quarter the Ampa Group was acquired. The total purchase price, net of cash acquired, was $240.0 million. It was financed by $173.0 million of new long-term debt and $37.6 million of cash on hand, with the balance made up of a balance of sale and other liabilities. The balance of sale was paid in the second quarter while the majority of the other liabilities are due during the remainder of the current year.

Excluding the re-acquisition of accounts receivable and the Ampa and Carina acquisitions, the Company’s net disbursements on various investing activities in 2003 were $11.3 million for the quarter and $25.6 million year to date. This compares to $4.3 million in the 2002 quarter and $13.7 million for the nine months ended September 2002. The increase reflects the on-going expansion of Company facilities in Columbus, Indiana and new computer system implementations both at DJG USA and DJG Europe.

Balance Sheet

The Ampa and Carina acquisitions had a significant impact on the Company’s balance sheet. The details of the assets acquired can be found in Note 2 to these financial statements. Going forward, the Company’s average accounts receivable and accounts payable turnover ratios are expected to be higher as Ampa collects their receivables more slowly than the Company’s average. Conversely, Ampa effectively manages cash by paying suppliers using longer terms than Dorel’s existing businesses. In addition the termination of the accounts receivable securitization arrangement increased accounts receivable by $27.8 million in the third quarter of 2003.

Due mainly to the two acquisitions in the year, debt levels at September 30, 2003, net of cash on hand, were $304.9 million compared to $39.3 million at year end, an increase of $265.6 million. Despite the increase in debt levels, the Company’s debt to equity ratio and debt to assets ratio remained low at 0.73 and 0.32 to 1 respectively.

During the first quarter, the Company issued $55 million of Series "A" Senior Guaranteed Notes and $ 55 million of Series "B" Senior Guaranteed Notes, bearing interest at 5.09% and 5.63%, respectively, with principal repayments due on February 11, 2008 and February 10, 2010. The proceeds of these notes were used to acquire Ampa. The Company also obtained a $250 million credit facility. This facility replaced the Company’s previous facility disclosed in the Company’s year end financial statements dated December 30, 2002. The Company is compliant with all covenants connected with its borrowings.

OUTLOOK

In its press release dated October 29, 2003, the Company stated that it is maintaining the annual guidance issued August 7, 2003. Earnings will likely be closer to the lower end of the US$2.30 to US$2.40 per share range. Forecasts for Dorel’s two segments also remain as issued August 7, 2003. Sales in Juvenile are anticipated to be between US$675 million and US$715 million with earnings from operations at from 10% to 11% of sales. Expected Home Furnishings sales remain at between US$460 million and US$490 million while earnings from operations are being maintained at the forecast of between 13% to 14% of sales.

FORWARD LOOKING STATEMENTS

Certain sections of this Management’s Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of the Management’s Discussion and Analysis contained in the Company’s annual report for 2002 and in the Corporation’s Annual Information Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

October 30, 2003